# Atlas Technology Group LLC

## Annual Audit Report

## December 31, 2025

## PUBLIC REPORT

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68480 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/2025  AND ENDING  12/31/2025
                                    MM/DD/YY                      MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  **Atlas Technology Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1300 El Camino Real, Suite 100**
(No. and Street)

| Menlo Park | CA | 94025 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Tony Trousset | 415-407-9279 | tony@atlastechgroup.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Rodefer Moss & Co., PLLC**
(Name – if individual, state last, first, and middle name)

| 608 Mabry Hood Rd. | Knoxville | TN | 37932 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 11/05/2003 | | 910 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Tony Trousset, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atlas Technology Group, LLC, as of December 31, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# GOLDEN GATE
## NOTARY & APOSTILLE
### CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of _San Francisco_ )

On _03_ / _12_ / 2026 ____ before me, ____ Dayved Myrick Black, Notary Public ____,
_Date_             _Here Insert Name and Title of the Officer_

personally appeared _Tony Trousset_ ____
____ _Name(s) of Signer(s)_

____

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

**DAYVED MYRICK BLACK**
COMM. #2534972
Notary Public - California
Santa Clara County
My Comm. Expires Oct. 10, 2029
NRO1

Signature ____

**(Seal)**

──────────── OPTIONAL ────────────

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**
Title or Type of Document: ____
Document Date: ____ Number of Pages: ____
Signer(s) Other Than Named Above: ____

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ____
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer Is Representing: ____

Signer's Name: ____
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer Is Representing: ____

**Golden Gate Mobile Notary & Apostille**

# TABLE OF CONTENTS



**RODEFER MOSS**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Atlas Technology Group, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Atlas Technology Group, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Atlas Technology Group, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Atlas Technology Group, LLC's management. Our responsibility is to express an opinion on Atlas Technology Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Atlas Technology Group, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Rodefer Moss & Co, PLLC*

Rodefer Moss & Co, PLLC

We have served as Atlas Technology Group, LLC's auditor since 2024.
Knoxville, Tennessee
March 4, 2026

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

# Atlas Technology Group LLC
## Statement of Financial Condition
### December 31, 2025

## Assets

| | | |
|---|---|---:|
| Cash | $ | 4,763,869 |
| Short-Term Investments | | 453,083 |
| Accounts receivable, net | | 124,323 |
| Due from managing member | | 1,857 |
| Contract costs | | 151,032 |
| Prepaid expenses and other assets | | 44,638 |
| Total assets | $ | 5,538,801 |

## Liabilities and Member's Equity

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 138,948 |
| Other liabilities | | 22,858 |
| Total liabilities | $ | 161,806 |
| Member's equity | | 5,376,995 |
| Total liabilities and member's equity | $ | 5,538,801 |

The accompanying notes are an integral part of these financial statements.

2

Atlas Technology Group LLC
Notes to the Financial Statements
December, 31,2025

1. ORGANIZATION

Atlas Technology Group LLC (the "Company") was organized as a California limited liability company in November 2009 and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and private placements on a fee basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents/Short Term Investments

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Atlas keeps the majority of its funds in a Citizens Sweep account that is collateralized fully by US government securities. In order to maintain a balance of cash below FDIC insured limits of $250,000, Citizens bank will sweep all funds over the limit of $250,000 from the Citizens Checking account to the Citizens Sweep account. Atlas also keeps funds in a Charles Schwab Money Market fund, that is collateralized fully by cash and US government securities. Income from investments is recorded as Dividends or Interest as paid into the account and Gain/Loss on Investment as the value of the funds Increases/Decreases. At December 31, 2025, the balance in the two Citizens Sweep accounts are $3,679,590 and $796,547, respectively, and the balance in the Charles Schwab Money Market account is $453,083.

Accounts receivable, net

Accounts receivable represents amounts that are due from clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for credit losses when collection of a receivable becomes unlikely. The allowance for credit losses was $0 at December 31, 2025.

Credit Losses

The Company adheres to Accounting Standards Codification ("ASC") Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances ( e.g., based on the credit quality of the customer). The Company does not have commission, investment banking and advisory fees (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance, and therefore does not have any CECLs.

Furniture and equipment, net

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 7 years. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense as incurred.

3

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) identify the contract; 2) identify the performance obligations of the contract; 3) determine the transaction price of the contract; 4) allocate the transaction price to the performance obligations; and 5) recognize revenue.

The Company generates revenue from investment banking fees that result in success fees, engagement fees, consulting fees, and reimbursed expense income. Each client is identified by contracts. Revenue is recognized in the following manners for the revenue generated by the Company.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income taxes

The Company, a limited liability company, became an S Corporation for federal and state income tax purposes with an effective date of January 1, 2018. Pursuant to laws pertaining to income taxation of S corporations, no federal income tax is paid by the Company. The income or loss of the Company is reported on the individual tax return of the stockholder of the Company. Accordingly, no provision for income taxes is reflected in the financial statements besides the California state franchise tax.

The California state franchise tax amounted to $314,068 for the year ended December 31, 2025, and is reported as a component of other expenses on the statement of income. The Company is no longer subject to examinations by major jurisdictions for tax years prior to 2022.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Investment banking revenue can be both fixed and variable and can be recognized over time and at a point in time. Engagement fees are typically fixed and recorded at a point when the engagement agreement is executed because customers have gained control over certain materials provided by the Company that satisfy related performance obligations. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. There was no unearned income at December 31, 2025

A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Accounts receivable, net of the current expected credit loss, totaled $124,323 at December 31, 2025.

Contract Costs

The Company recognizes revenue from customer expense reimbursements on a gross basis and includes this as reimbursement income on the accompanying statement of income. Direct incremental costs to obtain a contract are expensed as incurred and are included in marketing and client development expenses on the statement of income. Direct incremental costs to fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. Capitalized contract costs totaled $151,032 at December 31, 2025.

4. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer providing M&A advisory services. The Company has identified the Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 16 percent of its total revenues from a single external customer in 2025.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined. At December 31, 2025 the Company's

5.  NET CAPITAL REQUIREMENTS (continued)

net capital was $5,164,468 which exceeded the minimum requirement by $5,153,681. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 3.13 to 1.

6.  EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on Footnote 74 to SEC Release No. 34-70073. The Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

7.  COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company's financial position or results of operations.

8.  RELATED PARTY TRANSACTIONS

At times, the managing member pays for items that are of a personal nature using Company funds. When that happens, the charges become due from the managing member. At December 31, 2025, the amount due to the Company by the managing member totaled $1,857.

9.  EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2025, the Company made no profit-sharing or matching contributions to the plan.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 4, 2026, the date which the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.